August 20, 2018

QTA: TSX VENTURE
QTRRF: OTCQX International

QUATERRA ANNOUNCES PRIVATE PLACEMENT
OF CONVERTIBLE DEBENTURES

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced a proposed private placement of secured 10% convertible debentures of the Company (the “Convertible Debentures”) for gross proceeds of up to US$1 million (the “Offering”). The Convertible Debentures will have a maturity date of 18 months from the closing date and bear interest at a rate of 10% per annum. Repayment of outstanding principal and interest will be secured by a general security interest over all assets of the Company.

The Convertible Debentures will be convertible into units of the Company at a price of US$0.05 per unit, with each unit consisting of a share and a warrant. Each warrant will entitle the holder to acquire an additional share at a price of US$0.075 for a period of four years from the closing of the Offering. At any time after four months from the closing date, the Company will have the right to convert the Convertible Debentures if the shares of the Company trade at no less than US$0.25 for a period of 10 consecutive trading days. In addition, if at any time after four months the shares trade at no less than US$0.375 for a period of 10 consecutive trading days, then the expiry date of the warrants may be accelerated by the company such that the warrants will expire 21 days thereafter. Interest may be repaid in shares or cash at the option of the holder.

The net proceeds received by the Company will be used for working capital.

Closing of the Offering is subject to TSX Venture Exchange approval.

For more information please contact:

Arie Page, Assistant to the Corporate Secretary
Phone: 604-641-2777; Fax: 604-641-2740; Toll free: 1-855-681-9059
Email: apage@mnxltd.com

Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758
Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.